AMCI Acquisition Corp.
1501 Ligonier Street
Suite 370
Latrobe, PA 15650

January 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
Attn: Sherry Haywood, Staff Attorney

Re:	AMCI Acquisition Corp.
Registration Statement on Form S-4, as amended
Filed November 24, 2020
File No. 333-250946

Dear Ms. Haywood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AMCI Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Standard Time on January 19, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ William Hunter
William Hunter
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Ropes & Gray LLP